SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Brasileira de Bebidas
Companhia de Bebidas das Américas – AmBev

Extension of
Exchange Offer for 8.75% Notes due 2013

SÃO PAULO, Brazil - September 9, 2004 - Companhia de Bebidas das Américas - AmBev (“AmBev”) (NYSE:ABV; ABVc and BOVESPA:AMBV4; AMBV3) announced today that its subsidiary, Companhia Brasileira de Bebidas (“CBB”), is extending the expiration date of its offer to exchange (the “Exchange Offer”) new 8.75% Notes due 2013 (the “New Notes”) in an aggregate principal amount of up to US$500,000,000 for all of its outstanding 8.75% Notes due 2013 (the “Original Notes”). The New Notes are free of the transfer restrictions that apply to the Original Notes, but otherwise have substantially the same terms as the Original Notes, including the guarantee by AmBev.

The Exchange Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on September 8, 2004, will now expire at 5:00 p.m., New York City time, on September 15, 2004. The Exchange Offer was extended to give holders of the Original Notes an additional opportunity to exchange their notes.

The Common Code and the ISIN numbers for the Rule 144A Original Notes are 017685309 and US20441XAC65, respectively, and the Common Code and the ISIN numbers for the Regulation S Original Notes are 017685368 and USP3057RAC36, respectively.

For further information please contact: The Bank of New York, 101 Barclay Street New York, New York 10286, Attention: Corporate Trust Administration and The Bank of New York (Luxembourg) S.A., 1A, Hoehenhof, L-1736 Senningerberg, Luxembourg.

This announcement is neither an offer to exchange nor a solicitation to exchange any securities.

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.